                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    Blumenthal,          Randall                 A.
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   (Last)               (First)                 (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        NY                            10004
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


    June 29, 2000
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Issuer Name and Ticker or Trading Symbol

    StorageNetworks, Inc.
    (STOR)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                                Table I -- Non-Derivative Securities Beneficially Owned                                            |
====================================================================================================================================
                              |                                |                     |                                             |
                              |                                |                     |                                             |
                              |                                | 3. Ownership Form:  |                                             |
                              |       2. Amount of Securities  |    Direct (D) or    |                                             |
1. Title of Security          |          Beneficially Owned    |    Indirect (I)     | 4. Nature of Indirect Beneficial Ownership  |
   (Instr. 4)                 |          (Instr. 4)            |    (Instr. 5)       |    (Instr.5)                                |
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
                              |                                |                     |                                             |
Common Stock                  |            1,303,292           |          I          |                     01,02                   |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one  Reporting  Person,  see  Instruction
 5(b)(v).


FORM 3 (continued)

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                                  Table II -- Derivative Securities Beneficially Owned                                             |
                             (e.g., puts, calls, warrants, options, convertible securities)                                        |
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                        |                       |                                      |              |               |            |
                        |                       |                                      |              | 5. Owner-     |            |
                        |                       |   3. Title and Amount of Securities  |              |    ship       |            |
                        |                       |      Underlying Derivative Security  |              |    Form of    |            |
                        |2. Date Exercisable    |      (Instr. 4)                      |              |    Derivative |            |
                        |   and Expiration Date |   ---------------------------------  | 4. Conver-   |    Security:  |            |
                        |   (Month/Day/Year)    |                       |  Amount      |    sion or   |    Direct     |6.Nature of |
                        |---------------------- |                       |  or          |    Exercise  |    (D) or     |  Indirect  |
                        |Date      |Expira-     |                       |  Number      |    Price of  |    Indirect   |  Beneficial|
1. Title of Derivative  |Exer-     |tion        |                       |  of          |    Derivative|    (I)        |  Ownership |
   Security (Instr. 4)  |cisable   |Date        |   Title               |  Shares      |    Security  |    (Instr.5)  |  (Instr. 5)|
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
Series B Convertible    |          |            |                       |              |              |               |            |
Preferred Stock         |     03   |     03     | Common Stock          |  10,162,596  |      03      |       I       |   01,04    |
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Stock Option            |          |            |                       |              |              |               |            |
(right to buy)          |     05   |  01/27/10  | Common Stock          |    25,000    |     $8.00    |       05      |   01,05    |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 1,303,292 shares of Common Stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of certain of the Limited Partnerships.

03: Upon the consummation of a qualified initial public offering (as defined in StorageNetworks, Inc's Charter) of StorageNetworks, Inc.'s Common Stock, each share of Series B Convertible Preferred Stock ("Series B Stock") will be automatically converted into two shares of Common Stock. The Series B Stock is also convertible at the option of the holder at any time after the date of issuance, without payment of additional consideration by the holder, into such number of shares of Common Stock as determined in accordance with StorageNetworks, Inc.'s Charter.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 5,081,298 shares of Series B Stock through the Limited Partnerships. Goldman Sachs is the investment manager of certain of the Limited Partnerships.

05: These options were granted pursuant to the Issuer's Amended and Restated 1998 Stock Incentive Plan to the Reporting Person. The option is immediately exercisable in full, subject to the Issuer's right to repurchase a percentage of any shares of Common Stock issued upon exercise of the option ("Shares"), as follows: If the Reporting Person ceases to be either an employee, officer or director of the Issuer prior to 01/26/01, the Issuer has the right to repurchase 100% of the Shares. If the Reporting Person ceases to be either an employee, officer or director of the Issuer at any time during the 12 month period between 01/26/01 and 01/26/02, the Issuer has the right to repurchase 50% of the Shares. These repurchase rights of the Issuer terminate in any event upon certain acquisition events of the Issuer or upon the death or disability of the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.




By: s/ Roger S. Begelman                                      June 29, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                     POWER OF ATTORNEY

The undersigned does hereby appoint Hans L. Reich and Roger S. Begelman his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute for his and in his name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by him with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

In witness thereof the undersigned hereunto signed his name this 3rd day of May, 2000.

                                              s/ Randall A. Blumenthal
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                                              Randall A. Blumenthal